Rodd M. Baxter
						Cowen Asset Management
						Financial Square
						New York, NY  10005-3597


						January 10, 1997


Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C.  20549


		Re:	Rule 24f-2 Notice
			Cowen Income + Growth Fund, Inc.
			Securities Act File No. 33-5676
			Investment Company Act File No. 811-4672



Dear Sir or Madam:

 	You have requested that, as counsel to Cowen Income + Growth Fund, Inc., (the "Fund"), I render an opinion in connection with the filing by the Fund of a notice required by Rule 24f-2 under the Investment Company Act of 1940
(the "Notice") for the Fund's fiscal year ended November 30, 1996. The Notice states that, during the fiscal year ended November 30, 1996, the Fund had net redemptions of $8,668,411 worth of its shares of common Stock, $.001 par value per share (the "Shares"). The Notice also states that the aggregate public offering price of shares sold was $17,293,967 (including $4,990,142 worth of shares issued upon automatic reinvestment of dividends), and an aggregate of $25,962,378 worth of Shares were redeemed during the fiscal year. As stated in the Notice, all of the Shares were sold in reliance upon registration under the Securities Act of 1933 pursuant to Rule 24f-2 under the Investment Company Act of 1940.

 	I have examined the Fund's Articles of Incorporation, its By-Laws, resolutions adopted by its Board of Directors, and other records and documents that I have deemed necessary for the purpose of this opinion. I have also examined certain other documents, papers, statutes and authorities as I have deemed necessary to form a basis for the opinion hereinafter expressed.

 	On the basis of the foregoing, and assuming that all of the Shares were sold in accordance with the terms of the Fund's Prospectus in effect at the time of sale, I am of the opinion that the Shares were legally issued, fully paid and non-assessable by the Fund.

						Very truly yours,

						/s/ Rodd M. Baxter

						Rodd M. Baxter